UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )

SpringWorks Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

85205L 107

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85205L 107	13D

1	Names of Reporting Persons BC SW, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 7,281,307 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 7,281,307 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,281,307 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.8%
14	Type of Reporting Person PN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of SpringWorks Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 100 Washington Blvd, Stamford, CT 06902.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by BC SW, LP, a Delaware limited partnership (the “Reporting Person”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCI LS”), whose managers are Jeffrey Schwartz and Adam Koppel, is the general partner of the Reporting Person.

As a result, each of BCI LS, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.

(b) The principal business address of the Reporting Person, BCI LS, Mr. Schwartz and Dr. Koppel is 200 Clarendon Street, Boston, MA 02116.

(c) The Reporting Person and BCI LS are principally engaged in the business of investment in securities. Mr. Schwartz and Dr. Koppel are Managing Directors of BCI LS.

(d) During the last five years, none of the Reporting Person, BCI LS, Mr. Schwartz and Dr. Koppel have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person, BCI LS, Mr. Schwartz and Dr. Koppel have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person and BCI LS are each organized under the laws of the State of Delaware. Mr. Schwartz and Dr. Koppel are each citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On September 17, 2019, the Reporting Person purchased 150,000 shares of Common Stock from the underwriters in the Issuer’s initial public offering (the “IPO”) at a price per share of $18.00 for a total purchase price of $2,700,000.

Prior to the IPO, the Reporting Person held 40,000,000 shares of the Issuer’s Series A Convertible Preferred Stock, $0.0001 par value per share (the “Series A Preferred Stock”), and 6,931,142 shares of the Issuer’s Series B Convertible Preferred Stock, $0.0001 par value per share (the “Series B Preferred Stock”). Upon the closing of the IPO on September 17, 2019, all shares of Series A Preferred Stock and Series B Preferred stock automatically converted into shares of Common Stock on a 6.5810:1 basis (the “IPO Conversion”). As a result, following the IPO Conversion, but before giving effect to the purchase of shares of Common Stock in the IPO, the Reporting Person held 7,131,307 shares of Common Stock.

The Reporting Person used its own working capital to acquire all of the foregoing equity securities of the Issuer.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Board Representation

Jeffrey Schwartz, a Managing Director of BCI LS, is a member of the board of directors of the Issuer (the “Board”).

Investors’ Rights Agreement

The Reporting Person is a party to an amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”), dated August 30, 2019, with the Issuer and certain other stockholders of the Issuer (collectively, the “Investors”).

Demand registration rights

Beginning 180 days after the date of the prospectus related to the IPO, the Investors are entitled to demand registration rights under certain conditions. Under the terms of the Investors’ Rights Agreement, the Issuer will be required, upon the written request of Investors holding at least 20% of the securities then eligible for registration that would result in an aggregate offering price that would exceed $5.0 million, to file a registration statement and use its best efforts to effect the registration of such shares for public resale. The Issuer is required to effect only two demand registrations pursuant to the Investors’ Rights Agreement.

If the Issuer becomes eligible to register the sale of securities on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), the Issuer will be required, upon the written request of Investors holding at least 20% of the securities then eligible for registration that would result in an aggregate offering price of at least $2.0 million, to effect a registration of such securities. The Issuer is required to effect only two registrations on Form S-3 in any twelve-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback registration rights

If the Issuer registers any of its equity securities either for its own account or for the account of other security holders, the Investors are entitled to piggyback registration rights and may include their shares in the registration. The underwriters may advise the Issuer to limit the number of shares included in any underwritten offering to the number of shares which the Issuer and the underwriters determine will not jeopardize the success of the offering. If this occurs, the aggregate number of securities held by the Investors that may be included in the underwriting are required to be allocated among all requesting Investors in proportion to the amount of securities sought to be sold by each Investor.

Fees; Indemnification

Under the Investors’ Rights Agreement, the Issuer will be responsible, subject to certain exceptions, for the expenses of any registration of securities pursuant to the agreement, other than underwriting discounts and commissions.

The Investors’ Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify the Investors in the event of material misstatements or omissions in the registration statement or any violation of the Securities Act, the Act, state securities law or any rule or regulation promulgated thereunder attributable to the Issuer, and the Investors are obligated to indemnify the Issuer, severally and not jointly, for material misstatements, omissions or any violation of the Securities Act, the Act, state securities law or any rule or regulation promulgated thereunder attributable to the Investors.

Termination

The demand registration rights and piggyback registration rights granted under the Investors’ Rights Agreement will terminate, with respect to each Investor, immediately before the closing of a Deemed Liquidation Event, as such term is defined in the Issuer’s Certificate of Incorporation, and the fourth anniversary of the IPO.

Lock-up Agreement

In connection with the IPO, the Reporting Person and Mr. Schwartz each entered into a lock-up agreement (the “Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the Lock-up Agreement, the Reporting Person and Mr. Schwartz agreed, subject to certain exceptions, not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 180 days after the date of the prospectus relating to the IPO without the prior consent of the representatives.

The foregoing summaries of the Investors’ Rights Agreement and Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the Investors’ Rights Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

The Reporting Person acquired the securities reported herein for investment purposes. In its capacity as a significant stockholder of the Issuer, the Reporting Person intends to take an active role in working with the Issuer’s management and the Board on operational, financial and strategic initiatives. The Reporting Person reviews and intends to continue to review, on an ongoing and continuing basis, its investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, the Reporting Person holds 7,281,307 shares of Common Stock, representing 16.8% of the outstanding shares of Common Stock. The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Person is based on 43,232,995 shares of Common Stock outstanding, as reported by the Issuer in the prospectus relating to the IPO, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on September 13, 2019, after giving effect to the IPO and the exercise in full of the underwriters’ option to purchase additional shares.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Investors’ Rights Agreement (incorporated by reference from Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-233351))

Exhibit B	Form of Lock-up Agreement (incorporated by reference to Exhibit D to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-233351))

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: September 23, 2019		BC SW, LP

	By:	Bain Capital Life Sciences Investors, LLC
its general partner

	By:	/s/ Jeffrey Schwartz
Name: Jeffrey Schwartz
Title: Managing Director